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                                                                    EXHIBIT 99.1

                                [TDS LETTERHEAD]

                               December 17, 1997

The Board of Directors of
United States Cellular Corporation

Gentlemen:

    As you know, the Board of Directors of Telephone and Data Systems, Inc. ("TDS"), has approved a plan to reincorporate TDS as a Delaware corporation and to issue so-called tracking shares to reflect the separate performance of each of TDS's principal business units. A copy of the preliminary proxy statement/prospectus which was filed by TDS with the Securities and Exchange Commission is delivered herewith for your reference. The reincorporation plan contemplates the issuance by TDS of United States Cellular Group Common Shares ("Cellular Group Shares") to reflect the performance of the United States Cellular Group of TDS, which would primarily include TDS's interest in United States Cellular Corporation ("USCC"). In connection with the reincorporation, the Board of Directors of TDS believes it would be in the best interest of all shareholder constituencies within the TDS family of companies if there were a single publicly traded security reflecting the performance of each business unit. Therefore, TDS proposes that it acquire 100% of the issued and outstanding Common Shares of USCC (not owned by TDS) in a merger transaction with a subsidiary of TDS.

    TDS hereby offers to exchange 1.14613 Cellular Group Shares for each outstanding Common Share of USCC (other than the shares held by TDS). This exchange ratio was determined based on the number of USCC Common Shares outstanding as of November 30, 1997, and would result in each shareholder of USCC Common shares (other than TDS) retaining his or her present proportionate interest in USCC, but through ownership of Cellular Group Shares of TDS. The merger would, of course, be subject to various conditions including the approval of the reincorporation by TDS shareholders, negotiation of the other terms of a merger agreement between TDS and USCC (including satisfactory resolution of the impact on USCC's outstanding LYONs as a consequence of the merger), approval of the merger by the Board of Directors of TDS, and approval of the merger by the Board of Directors and the shareholders of USCC. The Cellular Group Shares will be listed on the American Stock Exchange. We look forward to working on this transaction with your designated representatives.

                                          Very truly yours,

                                          /s/ LeRoy T. Carlson

                                          LeRoy T. Carlson
                                          Chairman